Exhibit 1

January 17, 2008

CONFIDENTIAL

Board of Directors

American Locker Group, Inc.

815 South Main Street

Grapevine, TX  76051

Members of the Board:

Please accept this letter as a written expression of my interest in meeting with a committee of the Board which includes Ed Ruttenberg to discuss strategic opportunities for the Company.

In order to improve shareholder value, I would like to discuss confidentially with you each of the following:

1.	Alternative capital infusion for the Company
2.	Industry proven marketing and sales leadership
3.	Product design and manufacturing knowledge that would advance the Company’s product development initiatives for both USPS and non-postal lines
4.	Immediate access to additional synergistic product lines and product development that would accelerate sales and earnings growth

I believe the Company can enhance shareholder value by restoring profitable growth for the benefit of all shareholders.  I would like to reverse the downward trend of the past three years, since the shock in early 2005, during which time the Company’s value has suffered significantly. As one of the Company’s largest shareholders, my interests are very much aligned with all shareholders in wanting to shore up and reverse the Company’s fortunes.

I look forward to a timely response and scheduling a meeting. Due to the confidential nature of these opportunities and the potentially involved parties, I do not wish to share additional details until a meeting takes place.

Warmly,

Paul Luber

The Jor-Mac Company , Inc.

704 Tenth Avenue

Grafton, WI  53024

Phone:             262-377-5420 x29

Fax:                 262-377-5606
Cell:                 414 - 305-4002
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                        www.jor-mac.com